March 17, 2008

H. Christopher Owings

Assistant Director

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:	SUPERVALU INC.
Form 10-K for the Fiscal Year Ended February 24, 2007
Filed April 25, 2007
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2007
Form 10-Q for the Fiscal Quarter Ended June 16, 2007
Filed July 26, 2007
Form 10-Q for the Fiscal Quarter Ended September 8, 2007
Filed October 18, 2007
Form 10-Q for the Fiscal Quarter Ended December 1, 2007
Filed January 10, 2008
File No.: 1-5418

Dear Mr. Owings,

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated February 29, 2008 with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

Form 10-K for the Fiscal Year Ended February 24, 2007

Retail Food, page 4

Principal Markets, page 5

1.	We have read your response to prior comment 1 from our letter dated January 30, 2008 regarding disclosure of the amount or percentage of total revenue contributed by each class of similar products or services. However, we note that products you offer within your Retail food segment, although perhaps advertised in the same circular and sold in the same store, represent different classes of similar products that include food, prescription drugs, and other non-food items such general merchandise and household goods. Please revise your disclosure to include in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar products or services. Refer to Item 101(c)(1)(i) of Regulation S-K. Also, revise the notes to your financial statements to provide the disclosure required by paragraph 37 of SFAS no. 131.

Response:

The Company will add the following or substantially similar disclosure in future filings under “Item 1. Business”:

“In each of fiscal 2008, 2007 and 2006, food items represented more than 80 percent of Retail food sales and Supply chain sales and no other class of similar products or services accounted for more than 10 percent of Retail food sales or Supply chain sales.”

The Company will also add the following or substantially similar disclosure in future filings in the notes to the financial statements:

“In each of fiscal 2008, 2007 and 2006, food items represented more than 80 percent of Net sales and no other class of similar products or services accounted for more than 10 percent of Net sales.”

If circumstances change and the Company determines in the future that it has a class of similar products, other than food items, that account for 10 percent or more of consolidated revenue, then, consistent with Item 101(c)(1)(i) of Regulation S-K, the Company will revise its disclosure to identify the amount or percentage of total revenue contributed by each additional class of similar products or services.

2.	We note your response to prior comment two from our letter dated January 30, 2008. However, we reissue the comment. Economic factors such as inflation, unemployment and customer spending that you set forth in your response can vary widely across United States geographic regions. To the extent that an area of the country where the company has a significant concentration of stores and sales experiences an economic slowdown, the company’s results could be adversely affected. If the company does not have a significant concentration in any of the geographic regions set forth on page five, please advise.

Response:

The Company does not have a significant concentration of stores or sales in any geographic region. The Company is unaware of a provision of Regulation S-K that provides guidance as to what constitutes a significant concentration of stores and sales. As part of our analysis, the Company reviewed AICPA Statement of Position 94-6, “Disclosure of Certain Significant Risks and Uncertainties,” and determined that there is no significant concentration of our business at this time that makes the Company vulnerable to the risk of a near-term severe impact that is at least reasonably possible to occur in the near term. If circumstances change and the Company determines in the future that it has a significant concentration of stores or sales in any geographic region requiring disclosure, then, consistent with your request, the Company will disclose the concentration and related risks as appropriate.

Item IA. Risk Factors, page 9

3.	We note your response to prior comments five and six from our letter dated January 30, 2008. Please provide us with more detailed disclosure concerning how you intend to comply or provide us with proposed disclosure.

Response:

In future filings, the Company (i) will revise our risk factors section throughout to state in subheadings the risks that result from the facts or uncertainties described therein and (ii) will, if we elect to retain any general risk factors, explain how they apply to our industry, our company or our securities, as applicable. In particular, the Company will add the following or substantially similar disclosure in future filings under “Risk Factors”:

“General economic conditions, including increases in energy and commodity prices, that are largely out of our control may adversely affect our financial condition and results of operations.

Our Retail food and Supply chain services segments are sensitive to changes in general economic conditions, both nationally and locally. Recessionary economic cycles, higher interest rates, higher fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect consumer spending or buying habits could adversely affect the demand for products we sell in our stores or distribute to our retailer customers. In addition, we could experience reduced traffic in our stores or stores that we supply, or limitations on the prices we can charge for our products, either of which could reduce our sales and profit margins and have a material adverse affect on our financial condition and results of operations. Also, economic factors such as those listed above and increased transportation costs, inflation, higher costs of labor, insurance and healthcare, and changes in other laws and regulations may increase our cost of sales and our operating, selling, general and administrative expenses, and otherwise adversely affect the financial condition and results of operations of our Retail food and Supply chain services segments.

We face a high level of competition in the Retail food and Supply chain services businesses, which could adversely affect our financial condition and results of operations.

The industries in which we operate are extremely competitive with narrow profit margins. Our Retail food business faces competition for customers, employees, store sites, products and services and in other important areas from traditional grocery retailers, including regional and national chains and independent food store operators, and non-traditional retailers, such as supercenters, membership warehouse clubs, combination food and drug stores, limited assortment food stores, specialty supermarkets, drug stores, discount stores, dollar stores, convenience stores and restaurants. Our ability to attract customers in this segment is dependent, in large part, upon a combination of product price, quality, assortment, brand recognition, store location, in-store marketing and design, promotional strategies and continued growth into new markets. Our Supply chain services business is made up of a third-party logistics component and a distribution component. The distribution component of our Supply chain services business competes with traditional food wholesalers on the basis of product price, quality, assortment, schedule and reliability of deliveries, service fees and distribution facility locations. The third-party logistics component of our Supply chain services business competes nationwide in a highly fragmented marketplace with a number of large international and domestic companies and many smaller, regional companies on the basis of warehousing and transportation logistics expertise, cost and the ability to offer asset and non-asset based solutions and design and manage customer supply chains. Competitive pressures on our Retail food and Supply chain services businesses may cause us to experience: (i) reductions in the prices at which we are able to sell products at our retail locations or to our distribution customers, (ii) decreases in sales volume due to increased difficulty in selling our products and (iii) difficulty in attracting and retaining customers. Any of these outcomes could adversely affect our financial condition and results of operations.

In addition, the nature and extent of consolidation in the retail food and food distribution industries could affect our competitive position or that of our distribution customers in the markets we serve. Although the retail food industry as a whole is highly fragmented, certain segments are currently undergoing some consolidation, which could result in increased competition and significantly alter the dynamics of the retail food marketplace. Such consolidation may result in competitors with greatly improved financial resources, improved access to merchandise, greater market penetration and other improvements in their competitive positions. Such business combinations could result in the provision of a wider variety of products and services at competitive prices by such consolidated companies, which could adversely affect our financial condition and results of operations.

Food and drug safety concerns and related unfavorable publicity may adversely affect our sales and results of operations.

There is increasing governmental scrutiny and public awareness regarding food and drug safety. We could be adversely affected if consumers lose confidence in the safety and quality of our food and drug products. Any events that give rise to actual or potential food contamination, drug contamination or food-borne illness could result in product liability claims and a loss of consumer confidence. In addition, adverse publicity about these types of concerns whether valid or not, may discourage consumers from buying our products or cause production and delivery disruptions, which could have an adverse effect on our sales and results of operations.

If we fail to combine our businesses with the businesses we acquired from Albertsons in a successful and timely manner, it may have an adverse effect on our business, financial condition or results of operations.

We may not be able to realize the synergies, business opportunities and growth prospects anticipated in connection with the Acquisition. We may experience increased competition that limits our ability to expand our business, we may not be able to capitalize on expected business opportunities including retaining our current customers, assumptions underlying estimates of expected cost savings may be inaccurate or general industry and business conditions may deteriorate. In addition, combining certain of our operations with the Acquired Operations has required significant effort and expense. Personnel have left and may continue to leave or be terminated because of the Acquisition. Our management may have its attention diverted as it continues to combine certain operations of both companies. If these factors limit our ability to combine such operations successfully or on a timely basis, our expectations of future results of operations, including certain cost savings and synergies expected to result from the Acquisition, may not be met. If such difficulties are encountered or if such synergies, business opportunities and growth prospects are not realized, it may have an adverse effect on our business, financial condition and results of operations.

Our inability to open and remodel stores as planned could have an adverse effect on our financial condition and results of operations.

In fiscal year 2009, pursuant to our 2009 capital plan, we expect to complete 165 major store remodels, and open approximately 15 new traditional supermarkets and 55 to 65 limited assortment stores, including licensed stores. If, as a result of labor relations issues, supply issues or environmental and real estate delays, these capital projects do not stay within the time and financial budgets we have forecasted, our financial condition and results of operations could be adversely affected. Furthermore, we cannot ensure that the new or remodeled stores will achieve anticipated same-store sales or profit levels. As a result, our inability to open and remodel stores as planned could have an adverse effect on our financial condition and results of operations.

Our substantial indebtedness and lower credit rating could increase our borrowing costs, decrease our business flexibility and adversely affect our financial condition and results of operations.

We have, and expect to continue to have, a substantial amount of debt and a significantly lower debt coverage ratio as compared to that which we had before the Acquisition. As of February 23, 2008, we had approximately $XXX million in total consolidated debt outstanding. In addition, as a result of the Acquisition, our debt no longer has an investment-grade rating.

Our level of indebtedness and the reduction of our credit rating could have important consequences to the operation of our businesses and could increase our vulnerability to general adverse economic conditions. For example, they may:

•

require us to use a substantial portion of our cash flow from operations for the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;

•

limit our ability to obtain, or increase the cost at which we are able to obtain, additional financing to fund working capital, capital expenditures, additional acquisitions or general corporate requirements; and

•	limit our flexibility to adjust to changing business and market conditions and place us at a competitive disadvantage relative to our competitors that have less debt.

In addition, our ability to make scheduled payments or to refinance our obligations with respect to our indebtedness will depend upon our operating and financial performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control. As a result, our substantial indebtedness and lower credit rating could increase our borrowing costs, decrease our business flexibility and adversely affect our financial condition and results of operations.

Our inability to successfully negotiate with labor unions or to maintain good labor relations may lead to labor disputes and the disruption of our businesses, which may adversely affect our financial condition and results of operations.

A large number of our employees are unionized, and our relationship with unions, including labor disputes or work stoppages, could affect the sale and distribution of our products and have an adverse impact on our financial condition and results of operations. As of February 23, 2008, we are a party to approximately XX collective bargaining agreements covering approximately XXX of our employees, of which XX are scheduled to expire in 2008. These expiring agreements cover approximately XX% of our union-affiliated employees. In future negotiations with labor unions, we expect that, among other issues, rising health care, pension and employee benefit costs will be important topics for negotiation. There can be no assurance that we will be able to negotiate the terms of any expiring or expired agreement in a manner acceptable to us. Therefore, potential work disruptions from labor disputes could result, which may disrupt our businesses and adversely affect our financial condition and results of operations.

Escalating costs of providing employee benefits may adversely affect our financial condition and results of operations.

We provide health benefits to and sponsor defined pension and other post-retirement plans for substantially all employees not participating in multi-employer health and pension plans. Our costs to provide such benefits continue to increase annually. In addition, we participate in various multi-employer health and pension plans for a majority of our unionized employees, and we are required to make contributions to these plans in amounts established under collective bargaining agreements. The costs of providing benefits through such plans have escalated rapidly in recent years and contributions to these plans may continue to create collective bargaining challenges. The amount of any increase or decrease in our required contributions to these multi-employer plans will depend upon many factors, including the outcome of collective bargaining, actions taken by trustees who manage the plans, government regulations, the actual return on assets held in the plans and the potential payment of a withdrawal liability if we choose to exit a market. Increases in the costs of benefits under these plans coupled with adverse stock market developments that have reduced the return on plan assets have caused some multi-employer plans in which we participate to be underfunded. The unfunded liabilities of these plans may result in increased future payments by us and the other participating employers, including costs that may arise with respect to any potential litigation or that may cause the acceleration of payments to fund any underfunded plan. Our risk of such increased payments may be greater if any of the participating employers in these underfunded plans withdraws from the plan due to insolvency and is not able to contribute an amount sufficient to fund the unfunded liabilities associated with its participants of the plan. If we are unable to control health care and pension costs, we may experience increased operating costs, which may have a material adverse effect on our financial condition and results of operations.

If we are unable to comply with governmental regulations or if there are unfavorable changes in such government regulations, our financial condition and results of operations may be adversely affected.

Our businesses are subject to various federal, state and local laws, regulations and administrative practices. These laws require us to comply with numerous provisions regulating health and sanitation standards, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. Our inability to timely obtain permits, comply with government regulations or make capital expenditures required to maintain compliance with governmental regulations may affect our ability to open new stores or expand existing facilities, which could adversely impact our business operations and prospects for future growth. In addition, we cannot predict the nature of future laws, regulations, interpretations or applications, nor can we determine the effect that additional governmental regulations or administrative orders, when and if promulgated, or disparate federal, state and local regulatory schemes would have on our future business. They could, however, impose additional requirements or restrictions on the products we sell or manner in which we operate our businesses. Any or all of such requirements could have an adverse effect on our financial condition and results of operations.

If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our financial condition and results of operations could be adversely affected.

We use a combination of insurance and self-insurance to provide for potential liabilities for workers’ compensation, automobile and general liability, property insurance and employee health care benefits. We estimate the liabilities associated with the risks retained by us, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a degree of variability. Any actuarial projection of losses concerning workers’ compensation and general and automobile liability is subject to a degree of variability.

Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and actual claim settlement patterns.

Some of the many sources of uncertainty in our reserve estimates include changes in benefit levels, medical fee schedules, medical utilization guidelines, vocation rehabilitation and apportionment. If the number or severity of claims for which we are self-insured increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessments, our financial condition and results of operations could be adversely affected.

Our policy is to discount our self-insurance liabilities at a risk-free interest rate, which is appropriate based on our ability to reliably estimate the amount and timing of cash payments. If, in the future, we were to experience significant volatility in the amount and timing of cash payments compared to our earlier estimates, we would assess whether to continue to discount these liabilities.

Litigation may adversely affect our businesses, financial condition and results of operations.

Our businesses are subject to the risk of litigation by employees, consumers, suppliers, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend future litigation may be significant. There may also be adverse publicity associated with litigation that could decrease consumer confidence in our businesses, regardless of whether the allegations are valid or whether we are ultimately found liable. As a result, litigation may adversely affect our businesses, financial condition and results of operations.

Difficulties with our information technology systems could adversely affect our results of operations.

We have complex information technology systems that are important to the operation of our businesses. We could encounter difficulties in developing new systems or maintaining and upgrading existing systems. Such difficulties could lead to significant expenses or losses due to disruption in business operations and, as a result, could adversely affect our results of operations.

Threats or potential threats to security or the occurrence of a widespread health epidemic may adversely affect our financial condition and results of operations.

Our businesses could be severely impacted by wartime activities, threats or acts of terror or a widespread regional, national or global health epidemic, such as pandemic flu. Such activities, threats or epidemics may adversely impact our businesses by disrupting production and delivery of products to our stores or to our distribution customers, by affecting our ability to appropriately staff our stores and by causing customers to avoid public gathering places or otherwise change their shopping behaviors.

Additionally, data theft, information espionage or other criminal activity directed at the grocery or drug store industry, the transportation industry, or computer or communications systems may adversely affect our businesses by causing us to implement costly security measures in recognition of actual or potential threats, by requiring us to expend significant time and expense developing, maintaining or upgrading our information technology systems and by causing us to incur significant costs to reimburse third parties for damages. Such activities may also adversely affect our financial condition and results of operations by reducing consumer confidence in the marketplace and by modifying consumer spending habits.

Severe weather, natural disasters and adverse climate changes could adversely affect our financial condition and results of operations.

Severe weather conditions such as hurricanes, earthquakes or tornadoes, as well as other natural disasters, in areas in which we have stores or distribution facilities or from which we obtain products could adversely affect our results of operations. Such conditions could cause physical damage to our properties, closure of one or more of our stores or distribution facilities, lack of an adequate work force in a market, temporary disruption in the supply of products, disruption in the transport of goods, delays in the delivery of goods to our distribution centers or stores and a reduction in the availability of products in our stores. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors could disrupt our businesses and adversely affect our financial condition and results of operations.

The obligation to provide transition support services to the purchasers of the non-core supermarket operations of Albertsons could adversely affect our results of operations.

In connection with the Acquisition, we entered into a Transition Services Agreement (“TSA”) with the purchaser of the non-core supermarket business of Albertsons. That agreement is structured to provide us payments from the purchaser to cover the historical costs of providing support services to the operations. There is no assurance that the payments will be sufficient to cover our costs of providing the services or that we will be able to reduce our costs as fast as those payments may decrease during the terms of the TSA. Our management may have its attention diverted while trying to provide the services required by the TSA and the TSA may otherwise limit our ability to achieve the synergies and other cost savings anticipated in the Acquisition. Disputes in connection with the TSA could lead to reductions in the payments due to us under the agreement or unanticipated costs that could adversely affect our results of operations.

Changes in accounting standards could materially impact our financial condition and results of operations.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for insurance and self-insurance, inventories, goodwill and intangible assets, store closures, leases, income taxes and stock-based compensation, are complex and involve subjective judgments. Changes in these rules or their interpretation could significantly change or add significant volatility to our reported earnings without a comparable underlying change in cash flow from operations. As a result, changes in accounting standards could materially impact our financial condition and results of operations.”

We also advise the Staff that we review and discuss the various risks affecting our business at least quarterly, which could result in changes to our risk factors disclosure in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Critical Accounting Policies, page 25

4.	We have read your response to prior comment 11 from our letter dated January 30, 2008 relating to revising your current disclosure to, among other things, clarify and quantify each critical estimate while providing greater insight into each estimate rather than merely duplicating the accounting policy disclosure in Note 2. Your response states that you plan to review and revise the disclosure of each policy to provide greater insight into the nature and variability of the critical judgments and estimates being made. Please also provide more quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material affect on the Company. For example, your revised disclosure of vendor funds could be enhanced by providing investors with information as to the significance of vendor funds being received by you by disclosing either the amount of vendor funds received for each period presented or whether a 10% reduction in vendor funds would have a material affect on your results of operations. Please show us what your revised disclosure will look like for each critical estimate.

Response:

The Company will add the following or substantially similar disclosure in future filings under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies”:

“CRITICAL ACCOUNTING POLICIES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies are discussed in the Summary of Significant Accounting Policies in the accompanying Notes to Consolidated Financial Statements. Management believes the following critical accounting policies reflect its more subjective or complex judgments and estimates used in the preparation of the Company’s consolidated financial statements.

Vendor Funds

The Company receives funds from many of the vendors whose products the Company buys for resale in its stores. These vendor funds are provided to increase the sell-through of the related products. The Company receives vendor funds for a variety of merchandising activities: placement of the vendors’ products in the Company’s advertising; display of the vendors’ products in prominent locations in the Company’s stores; supporting the introduction of new products into the Company’s retail stores and distribution system; exclusivity rights in certain categories; and to compensate for temporary price reductions offered to customers on products held for sale at retail stores. The Company also receives vendor funds for buying activities such as volume commitment rebates, credits for purchasing products in advance of their need and cash discounts for the early payment of merchandise purchases. The majority of the vendor fund contracts have terms of less than a year, with a small proportion of the contracts longer than one year.

The Company recognizes vendor funds for merchandising activities as a reduction of Cost of sales when the related products are sold in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.”

Vendor funds that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. The amount and timing of recognition of vendor funds as well as the amount of vendor funds remaining in ending inventory requires management judgment and estimates. Management determines these amounts based on estimates of current year purchase volume using forecast and historical data and review of average inventory turnover data. These judgments and estimates impact the Company’s reported operating earnings and inventory amounts. The historical estimates of the Company have been reliable in the past, and the Company believes the methodology will continue to be reliable in the future. Based on previous experience, the Company does not expect there will be a significant change in the levels of vendor support; however, if such a change were to occur, cost of sales and advertising expense could change, depending on the specific vendors involved. If vendor advertising allowances were substantially reduced or eliminated, the Company would consider changing the volume, type and frequency of the advertising, which could increase or decrease its advertising expense. Similarly, the Company is not able to assess the impact of vendor advertising allowances on creating additional revenues as such allowances do not directly generate revenue for the Company’s stores. For fiscal 2008, a one percent change in total vendor funds earned, including advertising allowances, with no offsetting changes to the base price on the products purchased, would impact gross profit by XX basis points.

Inventories

Inventories are valued at the lower of cost or market. Substantially all of the Company’s inventory consists of finished goods.

Approximately XX percent and 82 percent of the Company’s inventories are valued using the last-in, first-out (“LIFO”) method for fiscal 2008 and 2007, respectively. The Company uses a combination of the retail inventory method (“RIM”) and replacement cost method to determine the current cost of its inventory before any LIFO adjustment is applied. Under RIM, the current cost of inventories and the gross margins are calculated by applying a cost-to-retail ratio to the current retail value of inventories. Under the replacement cost method, the most current unit purchase cost is used to calculate the current cost of inventories. The first-in, first-out method (“FIFO”) is used to determine cost for some of the remaining highly perishable inventories. If the FIFO method had been used to determine cost of inventories for which the LIFO method is used, the Company’s inventories would have been higher by approximately $XXX and $178 at February 23, 2008 and February 24, 2007, respectively.

During fiscal 2008, 2007 and 2006, inventory quantities in certain LIFO layers were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of fiscal 2008, 2007 and 2006 purchases. As a result, Cost of sales decreased by $X, $6 and $7 in fiscal 2008, 2007 and 2006, respectively.

In addition, the Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts to provide for estimated shortages as of the financial statement date. Although the Company has sufficient current and historical information available to record reasonable estimates for inventory shortages, it is possible that actual results could differ. As of February 23, 2008, each 25 basis point change in the estimated inventory shortages would impact the allowances for inventory shortages by approximately $X.

Reserves for Closed Properties and Related Impairment Charges

The Company maintains reserves for costs associated with closures of retail stores, distribution warehouses and other properties that are no longer being utilized in current operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The Company provides for closed property operating lease liabilities using a discount rate to calculate the present value of the remaining noncancellable lease payments after the closing date, reduced by estimated subtenant rentals that could be reasonably obtained for the property. The closed property lease liabilities usually are paid over the remaining lease terms, which generally range from one to XX years. The Company estimates subtenant rentals and future cash flows based on the Company’s experience and knowledge of the market in which the closed property is located, the Company’s previous efforts to dispose of similar assets and existing economic conditions. Adjustments to closed property reserves primarily relate to changes in subtenant income or actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which the changes become known.

Owned properties, capital lease properties, and the related equipment and leasehold improvements at operating leased properties that are closed are reduced to their estimated fair value in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” The Company estimates fair value based on its experience and knowledge of the market in which the closed property is located and, when necessary, utilizes local real estate brokers.

The expectations on timing of disposition and the estimated sales price or sublease income associated with closed properties, owned or leased, are impacted by variable factors including inflation, the general health of the economy, resultant demand for commercial property, the ability to secure subleases, the creditworthiness of sublessees and the Company’s success at negotiating early termination agreements with lessors. While management believes the current estimates of reserves for closed properties and related impairment charges are adequate, it is possible that market and economic conditions in the real estate market could cause changes in the Company’s assumptions and may require additional reserves and asset impairment charges to be recorded.

The Company recognized asset impairment charges of $X, $7, and $66 in fiscal 2008, 2007 and 2006, respectively. The Company’s reserve for closed properties was $XXX, net of estimated sublease recoveries of $XXX, as of February 23, 2008 and $118, net of estimated sublease recoveries of $119, as of February 24, 2007, respectively.

Goodwill and Intangible Assets with Indefinite Useful Lives

The Company reviews goodwill for impairment during the fourth quarter of each year, and also if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The reviews consist of comparing estimated fair value to the carrying value at the reporting unit level. Fair values are determined primarily by discounting projected future cash flows based on management’s expectations of the current and future operating environment. If management identifies the potential for impairment of goodwill, the fair value of the implied goodwill is calculated as the difference between the fair value of the reporting unit and the fair value of the underlying assets and liabilities, excluding goodwill. An impairment charge is recorded for any excess of the carrying value over the implied fair value. Fair value calculations contain significant judgments and estimates to estimate each reporting unit’s future revenues, profitability and cash flows. When preparing these estimates, management considers each reporting unit’s historical results, current operating trends, and specific plans in place. These estimates are impacted by variable factors including inflation, the general health of the economy, and market competition.

The Company also reviews intangible assets with indefinite useful lives, which primarily consist of trademarks and tradenames, for impairment during the fourth quarter of each year, and also if events or changes in circumstances indicate that the asset might be impaired. The reviews consist of comparing estimated fair value to the carrying value. Fair values are determined primarily by discounting an assumed royalty value applied to projected future revenue based on management’s expectations of the current and future operating environment. These estimates are impacted by variable factors including inflation, the general health of the economy, and market competition.

Goodwill and intangible assets with indefinite useful lives were $X,XXX and $X,XXX as of February 23, 2008, respectively, and $X,XXX and $X,XXX as of February 24, 2007, respectively. The Company did not record any impairment losses related to goodwill or intangible assets during 2008, 2007 and 2006, excluding charges related to planned disposals of $X, $19, and $7, respectively. The Company has sufficient current and historical information available to support its judgments and estimates. However, if actual results are not consistent with the Company’s estimates, future operating results may be materially impacted.

Self-Insurance Liabilities

The Company is primarily self-insured for workers’ compensation, health care for certain employees and general and automobile liability costs. It is the Company’s policy to record its self-insurance liabilities based on management’s estimate of the ultimate cost of reported claims and claims incurred but not yet reported and related expenses, discounted at a risk-free interest rate.

In determining its self-insurance liabilities, the Company performs a continuing review of its overall position and reserving techniques. Since recorded amounts are based on estimates, the ultimate cost of all incurred claims and related expenses may be more or less than the recorded liabilities. Any projection of losses concerning workers’ compensation, health care and general and automobile liability is subject to a degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, regulatory changes, benefit level changes and actual claim settlement patterns. The majority of the self-insurance reserve for workers’ compensation is related to claims occurring in the state of California. California workers’ compensation has received intense scrutiny from the state’s politicians, insurers, and providers. In recent years, there has been an increase in the number of legislative reforms and judicial rulings affecting the handling of claim activity. The impact of many of these variables on ultimate costs is difficult to estimate. The effects of changes in such estimated items are included in results of operations in the period in which the estimates are changed. Such changes may be material to the results of operations and could occur in a future period. If, in the future, the Company was to experience significant volatility in the amount and timing of cash payments compared to its earlier estimates, the Company would assess whether to continue to discount these liabilities. The Company had self-insurance liabilities of approximately $XXX, net of the discount of $XXX, and $992, net of the discount of $148, as of February 23, 2008 and February 24, 2007, respectively. As of February 23, 2008, each 25 basis point change in the discount rate would impact the self-insurance liabilities by approximately $X.

Benefit Plans

The Company sponsors pension and other postretirement plans in various forms covering substantially all employees who meet eligibility requirements. The determination of the Company’s obligation and related expense for Company-sponsored pension and other postretirement benefits is dependent, in part, on management’s selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of increase in compensation and health care costs. The discount rate is based on current investment yields on high-quality fixed-income investments. The expected long-term rate of return on plan assets is based on the historical experience of the Company’s investment portfolio and the projected returns by asset category. In accordance with generally accepted accounting principles, actual results that differ from the Company’s assumptions are accumulated and amortized over future periods and, therefore, affect expense and obligation in future periods.

For fiscal 2008, each 25 basis point reduction in the discount rate would increase pension expense by approximately $X and each 25 basis point reduction in expected return on plan assets would increase pension expense by approximately $X. Similarly, for postretirement benefits, a one percent change in the health care cost trend rate would impact the accumulated postretirement benefit obligation by approximately $X and the service and interest cost by $X in fiscal 2008. Although the Company believes that its assumptions are appropriate, the actuarial assumptions may differ from actual results due to changing market and economic conditions, higher or lower withdrawal rates, and longer or shorter life spans of participants.

In addition, the Company contributes to various multi-employer pension plans under collective bargaining agreements, primarily defined benefit pension plans. These plans generally provide retirement benefits to participants based on their service to contributing employers. Based on available information, the Company believes that some of the multi-employer plans to which it contributes are under-funded. Company contributions to these plans are likely to continue to increase in the near term. However, the amount of any increase or decrease in contributions will depend on a variety of factors, including the results of the Company’s collective bargaining efforts, investment return on the assets held in the plans, actions taken by the trustees who manage the plans, and requirements under the Pension Protection Act and Section 412(e) of the Internal Revenue Code. Furthermore, if the Company were to exit certain markets or otherwise cease making contributions to these plans at this time, it could trigger a withdrawal liability that would require the Company to fund its proportionate share of a plan’s unfunded vested benefits. The Company contributed $XXX, $122 and $37 to these plans for fiscal 2008, 2007 and 2006, respectively.

Income Taxes

The Company’s current and deferred tax provision is based on estimates and assumptions that could materially differ from the actual results reflected in its income tax returns filed during the subsequent year and could significantly affect the effective tax rate and cash flows in future years. The Company records adjustments based on filed returns when it has identified and finalized them, which is generally in a subsequent period.

The Company recognizes deferred tax assets and liabilities for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year in which it expects the differences to reverse.

The Company’s effective tax rate is influenced by tax planning opportunities available in the various jurisdictions in which the Company operates. Management’s judgment is involved in determining the effective tax rate and in evaluating the ultimate resolution of any uncertain tax positions. In addition, the Company is currently in various stages of audits, appeals or other methods of review with taxing authorities from various taxing jurisdictions. The Company establishes reserves in a variety of taxing jurisdictions when, despite management’s belief that our tax return positions are supportable, certain positions may be challenged and may need to be revised. Income tax contingencies are accounted for in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109” (“FIN 48”) beginning on February 25, 2007 for the Company. The Company adjusts these reserves in light of changing facts and circumstances, such as the progress of a tax audit. The effective income tax rate includes the impact of reserve provisions and changes to those reserves. The Company also provides interest on these reserves at the appropriate statutory interest rate. The actual benefits ultimately realized for tax positions may differ from the Company’s estimates due to changes in facts, circumstances and new information. As of February 23, 2008 and February 25, 2007, the Company had $XXX and $329 of unrecognized tax benefits, respectively.

The Company records a valuation allowance to reduce the deferred tax assets to the amount that it is more-likely-than-not to realize. Forecasted earnings, future taxable income and future prudent and feasible tax planning strategies are considered in determining the need for a valuation allowance. In the event the Company was not able to realize all or part of its net deferred tax assets in the future, the valuation allowance would be increased. Likewise, if it was determined that the Company was more-likely-than-not to realize the net deferred tax assets, the applicable portion of the valuation allowance would reverse. The Company had a valuation allowance of $XXX and $175 as of February 23, 2008 and February 24, 2007, respectively.”

We also advise the Staff that we review and discuss the development and disclosure of our critical accounting policies with the Audit Committee of our Board of Directors for each fiscal year, which could result in changes to our disclosure in future filings.

Liquidity and Capital Resources, page 28

5.	We have read your response to prior comment 12 from our letter dated January 30, 2008 regarding the residual value guarantee. You indicate the lessor was entitled to recover $60 million at the end of the lease term either from the Company’s purchase or through remarketing of the property. Please tell us if the lessor’s entitlement to the $60 million was a lease guarantee. If so, please explain why the stated amount of the guarantee of $60 million was not initially included in the minimum lease payments as set forth in paragraph 5(j) of SFAS no. 13.

Response:

The lessor’s entitlement to recover $60 million was considered a lease guarantee, and was included in the minimum lease payments at lease inception in accordance with paragraph 5(j) of SFAS No. 13 for classification testing. The testing resulted in the lease being classified and accounted for as an operating lease. At lease inception and through February 2007, the Company had analyzed and recorded the fair value of the lease guarantee and amortized the guarantee as rent expense. The fair value of the lease guarantee was increased in February 2007 when the Company made the decision to exit the Harrisburg facility. The lease guarantee is being amortized over the remaining lease term as rent expense.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Cost of Sales, page F-13

6.	We have read your response to prior comment 18 from our letter dated January 30, 2008 regarding the disclosure of vendor participation in cooperative advertising expenditures. Please also revise your disclosure in management’s discussion and analysis to disclose whether or not management would continue to incur the same level of advertising expenditures even if vendors discontinued their support.

Response:

If vendor advertising allowances were substantially reduced or eliminated, the Company would consider changing the type, volume and frequency of the advertising, which could result in changes to the level of our advertising expense. In future filings, the Company will disclose this in its Critical Accounting Policies, as shown in response to Comment 4 above.

7.	Please tell us and disclose in future filings whether you recognize the reimbursements as the milestones are achieved or if you accrue the reimbursements. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable. Please tell us if you receive reimbursements under vendor fund arrangements that are expected to be completed within three years. If so, specifically address how you are able to determine whether the reimbursement is probable and reasonably estimable if you apply the accrual method.

Response:

The Company will add the following or substantially similar disclosure in future filings under “Note 2 – Summary of Significant Accounting Policies”:

“The Company recognizes vendor funds for merchandising activities as a reduction of Cost of sales when the related products are sold in accordance with EITF Issue 02-16, ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.’ Vendor funds that have been earned as a result of completing the required performance under the terms of the underlying agreements but for which the product has not yet been sold are recognized as reductions of inventory. When payments or rebates can be reasonably estimated and it is probable that the specified target will be obtained the payment or rebate is accrued, however when attaining the milestone is not probable, the payment or rebate is recognized only when and if the milestone is achieved. Any upfront payments received for multi-period contracts are generally deferred and amortized on a straight line basis over the life of the contracts.”

Management determines if receipt of payments or rebates is probable based on estimates of the purchase volume forecast and historical data and review of average inventory turnover data. The majority of the vendor fund contracts have terms of less than a year, with a small proportion of the contracts longer than one year. For contracts longer than a year, the terms of such contracts are generally comprised of series of annual or shorter milestones for earning the funds. Our historical estimates have been reliable in the past, and we believe the methodology will continue to be reliable in the future.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Competitive Market, page 17

8.	We note your response to prior comments 21, 22 and 23 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with each comment or you may provide sample disclosure as of February 24, 2007. In particular, please discuss in detail whether the company engages in benchmarking. If so, please disclose the benchmark and its components in accordance with Item 402(b)(2)(xiv) of Regulation S-K.

Response:

In future proxy statements that relate to an annual meeting of stockholders (“future proxy statements”), the Company will expand (i) the description of how compensation data for the comparison group was used to make the compensation decisions, including a discussion of the use of the data by the Executive Personnel and Compensation Committee (the “Committee”) of benchmarks and the determination of the mix between elements of compensation and (ii) the discussion of the Committee’s benchmarking in connection with base salaries and its assessment of base salary decisions relative to the median base salaries in the competitive market. In particular, the Company will add the following or substantially similar disclosure in future proxy statements under “Compensation Discussion and Analysis”:

“As noted in this section, the Company seeks to offer its executives market-competitive pay. In assessing competitiveness, the Committee reviews compensation information for similarly-situated executives at the comparison group companies, as well as compensation information available from third-party surveys. This information is used to inform the Committee of competitive pay practices, including the relative mix among elements of compensation. This information is also used to determine, as a point of reference for each named executive officer, a midpoint (or median) within the competitive compensation range, for base salary, annual cash incentives, long-term equity incentives and the total of these elements. The Committee believes that evaluating each executive’s pay elements and totals relative to a median helps it to assess the overall competitiveness in the marketplace of the Company’s compensation. However, the Committee also recognizes that comparative pay assessments have inherent limitations, due the lack of precise comparability of executive positions between companies as well as the companies themselves. As a result, the competitive medians are used only as a guide and are not the sole determinative factor in making compensation decisions for the named executive officers. In exercising its judgment, the Committee looks beyond the competitive market data and places significant weight on individual job responsibilities, experience, compensation history, internal comparisons and compensation at former employers (in the case of new hires), as well as management’s recommendations.”

In future proxy statements, the Company will expand the discussion of the compensation mix to disclose how the Committee determined that the mix was appropriate and how it aligns with the Company’s compensation philosophy and goals. In particular, the Company will add the following or substantially similar disclosure in future proxy statements under “Compensation Discussion and Analysis”:

“Based on the Committee’s review of competitive market data described above, the Committee concluded that its mix of compensation elements among base salary, annual cash incentives and long-term equity incentives for fiscal 2008 approximated the relative mix found in the competitive market. In addition, the Committee believes that this compensation mix aligns with the Company’s compensation philosophy and goals because:

•	a significant percentage (ranging from 72% to 85%) of each named executive officer’s compensation is performance based;

•

a significant percentage (ranging from 72% to 78%) of each named executive officer’s performance-based compensation serves to motivate and retain the executives for the Company’s long-term success; and

•

a significant percentage (greater than 50%) of each named executive officer’s compensation is equity-based, which serves to tie executive compensation to the long-term enhancement of stockholder value.”

Performance Measures and Objectives, page 19

9.	We note your response to prior comment 24 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with this comment or you may provide sample disclosure as of February 24, 2007. While we understand that performance targets for a year not yet completed do not affect a named executive officer’s compensation for the previous year, there are circumstances where disclosure of such targets could be beneficial to provide appropriate context for the prior year’s compensation in accordance with Instruction 2 to Item 402(b) of Regulation S-K. Please confirm that if, in the future, performance targets for the current year would be necessary to provide context for the previous year’s compensation, you will provide such disclosure.

Response:

In future proxy statements, the Company will disclose the corporate net earnings performance goals that the Committee used for the annual cash incentives for the Company’s most recently completed fiscal year. In particular, the Company will add the following or substantially similar disclosure in future proxy statements under “Compensation Discussion and Analysis”:

“For fiscal 2008, the corporate net earnings performance goals under our annual cash incentive plan were as follows:

Performance Level	Corporate Net Earnings		Percent of Target Award Payout
Maximum	$	XXX million	XXX	%
Target	$	XXX million	XXX
Threshold	$	XXX million	XXX

For fiscal 2008, Corporate Net Earnings were $XX million, resulting in actual award payments to each Named Executive Officer that equaled XX% of the target award opportunity.”

In future proxy statements, the Company will disclose performance targets for a current year if it is determined that it would be necessary to provide context for the previous year’s compensation. At this time, the Company has not set performance targets for fiscal 2009.

Fiscal 2008, page 21

10.	We note your response to prior comment 25 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with this comment or you may provide sample disclosure as of February 24, 2007.

Response:

The Company will add the following or substantially similar disclosure in our proxy statement for the 2008 Annual Meeting of Stockholders under “Compensation Discussion and Analysis”:

“In fiscal 2007, the award payout was set at 75 percent for achieving the threshold level of performance. For fiscal 2008, the award payout was reduced to 50 percent for reaching the threshold level of performance. It was determined that this adjustment to the Company’s annual bonus plan design for fiscal 2008 was appropriate to (1) better reflect annual incentive practices in the competitive market (assessed by the Committee as described above) and (2) align the annual incentive practices following the Albertson’s transaction between legacy SUPERVALU annual incentives and legacy Albertson’s annual incentives.”

Performance Shares, page 23

11.	We note your response to prior comment 27 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with this comment or you may provide sample disclosure as of February 24, 2007.

Response:

The Company will add the following or substantially similar disclosure in our proxy statement for the 2008 Annual Meeting of Stockholders under “Compensation Discussion and Analysis”:

“Performance Goals

•   Maximum award is XXX% of performance shares granted if return on invested capital is at or above XX%

•   Target award is XXX% of performance shares granted if return on invested capital is at target level of XX%

•   Threshold award is XXX% of performance shares granted if return on invested capital is at XX%

•   Actual award amount could be anywhere between XXX% and XXX% based on the actual results

•   Payout percentage subject to an increase (but not a decrease) if our revenues for the period equals or exceeds inflation (as measured by the change in the Consumer Price Index over the period) ranging from XX% (if revenues equal to inflation) to XX% (if revenues exceed inflation by XX% or more)

For fiscal 2007-2008, our two-year average return on invested capital was XX%, resulting in actual award payments to each Named Executive Officer that equaled XX% of the target award opportunity.”

In future proxy statements, the Company will disclose performance targets for a current year if it is determined that it would be necessary to provide context for the previous year’s compensation. At this time, the Company has not set performance targets for the 2009 fiscal year.

Perquisites, page 26

12.	We note your response to prior comment 28 from our letter dated January 30, 2008. Please provide us with more detailed disclosure sufficient to indicate how you intend to comply with this comment or you may provide sample disclosure as of February 24, 2007.

Response:

In future proxy statements, the Company will expand the disclosure regarding the Company’s perquisite program to discuss how the program fits within the Company’s compensation philosophy and goals. In particular, the Company will add the following or substantially similar disclosure in future proxy statements under “Compensation Discussion and Analysis”:

“SUPERVALU provides our Named Executive Officers and other executives with a limited perquisites program. Consistent with the Company’s goal to provide competitive pay to attract and retain key executives, the Company seeks to provide its named executive officers with a market competitive perquisites program. Based on its review of market data, the Committee believes that similar perquisites are commonly provided at other companies with which it competes for talent.

In addition, reimbursing executives for an annual physical and annual financial counseling and tax planning encourages executives to be physically and financially healthy, such that executives can better focus on the business affairs of the Company. Similarly, providing our CEO with limited personal use of the Company’s aircraft encourages and allows him to make travel arrangements that maximize the efficient use of his limited personal time, allowing him more time to focus on the Company’s business for the benefit of the Company’s stockholders.

The Committee will continue to review this perquisites program periodically. In fiscal 2008, as a result of the Committee’s review, certain perquisites, such as the Post-Retirement Death Benefit Coverage, were scaled back or eliminated.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have any questions, please call me directly at 952-828-4082 or Burt Fealing in our legal department at 952-828-4289.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance